04003693

SEC... COMMISSION
Washington, D.C. 20549

SO 3-22-04

RA 3-11-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-49994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeWeb LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 2200 Plaza Five
(No. and Street)

Jersey City, (City) NJ (State) 07311-4993 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Pittinsky 201-536-6528 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 25 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, Viju G. Verghis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeWeb LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JONATHAN PITTINSKY
Notary Public
State of New Jersey
My Commission Expires Nov 7, 2007

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeWeb LLC
Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of TradeWeb LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TradeWeb LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

TradeWeb LLC
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 21,878,712
Accounts receivable	722,318
Receivable from affiliates	3,211,129
Other assets	41,346
Total assets	$ 25,853,505
Liabilities and Member's Capital	
Accounts payable and accrued expenses	$ 1,574,615
Accrued compensation expense	2,795,833
Total liabilities	4,370,448
Member's capital	21,483,057
Total liabilities and Member's capital	$ 25,853,505

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

TradeWeb LLC (the "Company"), a wholly owned subsidiary of TradeWeb Group LLC (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides services that enable institutional investors to trade fixed income securities with their dealers on a communication network (the "TradeWeb Network") developed by the Parent.

Prior to January 1, 2003, the Company owned 100% of the shares of TradeWeb Europe Limited ("TEL"). On January 1, 2003, the Company transferred its ownership of TEL to the Parent.

2. Significant Accounting Policies

The following is a summary of significant accounting policies.

Cash and Cash Equivalents
The Company considers short-term money market instruments with an original maturity of less than three months to be cash equivalents.

Income Tax
The Company, and the Parent, are limited liability companies (which are taxed as a partnership) and, accordingly, the taxable income or loss of the Company and the Parent are includable in the Federal and state income tax returns of the Parent's individual Members.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material.

Indemnifications
In the normal course of business, the Company enters into user agreements with its customers which provide the customers with indemnification from third parties in the event that the TradeWeb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $17,079,295, which exceeded its requirement of $291,363 by $16,787,932. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

The Company claims exemption from Rule 15c3-3 under the exemptive provision of (k)(2)(i).

4. Related Party Transactions

The Parent reimburses the Company for services performed in relation to the development of the TradeWeb Network and relationship maintenance with dealers. Costs borne by the Company that are recharged to the Parent are determined based on the percentage of compensation costs related to development of the TradeWeb Network and dealer relationship maintenance costs. Such costs are generally reimbursed on a cost plus basis.

The Parent charges the Company for the use of furniture, software, equipment and leasehold improvements owned by the Parent.

At December 31, 2003, the Company had $11,860,000 of cash and cash equivalents on deposit with affiliates of Members of the Parent. Interest rates earned on these deposits are comparable to rates offered to third parties.

5. Concentration of Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker/dealers. The Company believes that its credit risk exposure is limited and does not consider it necessary and, therefore, has not established an allowance for doubtful accounts with regard to these receivables.

6. Employees Savings Plan

The Company has a 401(k) savings plan for its US employees whereby eligible employees may voluntarily contribute a percentage of compensation not in excess of 12% of the employees' annual compensation, which is matched 100% by the Company. Company contributions vest 100% after completion of three years of service and participation in the plan.

7. Transfer of TEL to Parent

The following is a summary of the carrying values of the assets, liabilities and equity of TEL at January 1, 2003 which were transferred to the Parent at book value:

Total assets	$ 9,325,600
Total liabilities	5,073,057
Equity (includes foreign exchange translation adjustment of $475,433)	4,252,543

In connection with the transfer of TEL to the Parent, the Company reversed the cumulative foreign exchange translation adjustment of $475,433, which had been recorded in Accumulated Other Comprehensive Income, and received cash of $3,777,110.